EXHIBIT 16.1
------------

July 23, 2007
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7561

Dear Sirs/Madams:

We have read Item 4.01 of MicroIslet, Inc.'s Form 8-K dated July 18, 2007, and have the following comments:

1. We agree with the statements made in the first sentence of the first paragraph and the second, third, fourth and fifth paragraphs in Section
      (a) thereof. We also agree with the statement made in the third sentence of the first paragraph in Section (b) thereof.

2. We have no basis on which to agree or disagree with the statement made in the second sentence of the first paragraph in Section (a) thereof. We also have no basis on which to agree or disagree with the first and second sentences of the first paragraph or the second paragraph in Section (b) thereof.

Yours truly,
/s/ Deloitte & Touche LLP
San Diego, CA